

Mail Stop 3233

February 7, 2019

<u>Via E-mail</u>
N. Nora Nye
Seed Equity Properties LLC
1660 South Albion Street
Suite 321
Denver, Colorado 80222

> **Re:** **Seed Equity Properties LLC**
> **Amendment No. 2 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 26, 2018**
> **CIK No. 0001743305**

Dear Ms. Nye:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 and we reissue it. Please supplementally provide us with a more fulsome discussion and analysis of how you *specifically* intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. In addition, please provide us with an organizational chart that depicts the various subsidiaries you reference in your discussion.

2. We note your response to comment 2 that the Manager is in the process of consulting with appropriate advisors and investigating the steps necessary to register the Manager as a Registered Investment Advisor, and that you anticipate completing the registration documents and process on or before March 31, 2019. Please revise your disclosure

accordingly. If you have determined not to proceed with registration, please provide us with your detailed legal analysis as to why the Manger should not seek registration.

Risk Factors, page 9

3. Please include a risk factor that identifies the risk associated with operating your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 and potential risks associated with the possibility that you could fail to maintain such exemption.

Significant Security Ownership of our Manager, page 49

4. We note your revised disclosure in response to comment 9 that the Board of Directors of Budding Equity Management, Inc. are the natural persons with dispositive control of the Class A Units held by Budding Equity Management, Inc. Please revise your disclosure to identify the members of Budding Equity Management's board of directors.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comments regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities